EXHIBIT 3.1

AMENDMENT NO. 1 TO THE
AMENDED AND RESTATED BYLAWS OF
COFFEE HOLDING CO., INC.

This Amendment No. 1 to the Amended and Restated Bylaws of Coffee Holding Co., Inc., a Nevada corporation (the “Company”), as amended to date (the “Bylaws”), is made as of this 20th day of September, 2023.

1.	The Bylaws are hereby amended by replacing the paragraph titled “Quorum” in existing Section 7 of Article II of the Bylaws, in its entirety with the following:

SECTION 7. Quorum. The holders of record of one-third of the total number of votes eligible to be cast by the holders of the outstanding shares of the capital stock of the Corporation entitled to vote thereat, represented in person or by proxy, shall constitute a quorum for the transaction of business at a meeting of stockholders, except as otherwise provided by law, these Bylaws or the Amended and Restated Articles of Incorporation. If however, such quorum shall not be present or represented at any meeting of the stockholders, either the chairman of the meeting or a majority of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, no other business may be transacted at such meeting. At such adjourned meeting at which quorum shall be present and represented, any business may be transacted which might have been transacted at the meeting as originally called. When a quorum is once present to organize a meeting of stockholders, such quorum is not broken by the subsequent withdrawal of any stockholders.

2.	Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

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